Transforming Potential into Reality I-Mab Biopharma January 2025

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The forward-looking statements in this presentation include, without limitation, statements regarding the following: the Company’s pipeline and capital strategy; the design and potential benefits, advantages, promise, attributes, and target usage of givastomig, uliledlimab and ragistomig; the projected development and advancement of the Company’s portfolio and anticipated milestones and related timing; the Company’s expectation regarding the potential market opportunity of gastric cancer, pancreatic ductal adenocarcinoma and cholangiocarcinoma; the market opportunity and I-Mab’s potential next steps (including the potential expansion, differentiation, or commercialization) for givastomig, uliledlimab and ragistomig; the Company’s expectations regarding the impact of data from past, ongoing and future studies and trials; the benefits of the Company’s collaboration with development partners; the timing and progress of studies (including with respect to patient enrollment and dosing); the availability of data and information from ongoing studies; the Company’s expectations regarding its cash runway and future use of its cash position. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or new drug application/biologics license application approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and discussions of potential risks, uncertainties, and other important factors in I-Mab’s most recent annual report on Form 20-F and I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). 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Defined strategy for three clinically active programs Claudin 18.2 bispecific givastomig leads the pipeline Completed divestiture of China operations in 2024 Executing on clinical strategy via disciplined capital approach Positioning Company for Accelerated Growth, with Focus on Precision Immuno-Oncology Therapeutics

Asset PHASE 1 PHASE 2 PHASE 3 CLINICAL DEVELOPMENT STATUS/POTENTIAL NEXT STEPS PARTNERSHIPS Givastomig1 CLDN18.2 X 4-1BB Bispecific Ab 1L GC, GEJ, EAC: Target population of ~137k patients2 2H 2025: Phase 1b dose escalation data in combination with nivolumab + chemo 1H 2026: Phase 1b dose expansion data in combination with nivolumab + chemo Uliledlimab CD73 mAb 1L mNSCLC: Target population of 300k+ patients3 2026: Phase 2 PFS data from ongoing TJBio study (China-only) evaluating combination with toripalimab in CD73 positive patients Ragistomig1 PD-L1 X 4-1BB Bispecific Ab Refractory/relapsed cancers: PD-(L)1 progression impacts most patients with metastatic disease 2025: Expanded dose ranging studies underway to identify appropriate tumor types for further development Co-developed with ABL Bio (givastomig also known as ABL111, ragistomig also known as ABL503) Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035; Markets include U.S., 5 E.U., and Japan based on Data Monitor Biomed Tracker Global Data Epidemiology Data, Guidehouse legacy research Notes: mNSCLC = metastatic non-small cell lung cancer; PD-(L)1 refers to inhibitors of PD-L1 or PD-1; Ab = antibody; mAb = monoclonal antibody; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma cancer; 1L = first line; PFS = progression free survival; TJ Bio Taking a Step Beyond Traditional Early Drug Development

First asset to be tested with immuno-chemotherapy standard of care in 1L gastric cancer Molecular Design Key Differentiation Clinical activity demonstrated across various levels of CLDN18.2 expression  Exhibits CLDN18.2 binding even on low expressing tumor cells Higher-affinity binding to CLDN18.2 compared to reference antibody zolbetuximab Localized T cell activation in TME to minimize 4-1BB-mediated liver toxicity and systemic immune response Lead Program, Givastomig (Targeting Claudin 18.2 and 4-1BB) A potential best-in-class CLDN18.2 therapeutic for gastric cancer 4-1BB scFv CLDN18.2 Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment; 1L = first line

Phase 1 Monotherapy Responses in Heavily Pretreated Patients Provide Support for Further Studies 5 mg/kg 8 mg/kg 12 mg/kg 15 mg/kg Numbers: CLDN18.2% > Treatment Ongoing PD SD PR Patient Overview: 43 efficacy evaluable patients with CLDN18.2+ GC/GEJ/EAC A median of three prior lines of systemic therapy (range 1-6); doses between 5-18 mg/kg1 Cohort is a subset of the Phase 1a (NCT04900818) Responses: Seven partial response (PR) observed with an objective response rate (ORR) of 16.3% (7/43) Stable disease (SD) was reported in 14 patients, implying a disease control rate (DCR) of 48.8% (21/43) CLDN18.2 expression in responders ranged from 11% to 100%. Additionally, five responders had received prior treatment with PD-1 or PD-L1 inhibitors Conclusion: Givastomig was well tolerated and exhibits monotherapy activity in heavily pre-treated GC patients with a range of CLDN18.2 expression Duration of Treatment in Gastric Cancer Patients Stomach Stomach Esophagus Stomach Stomach Esophagus Stomach Stomach Stomach Stomach Stomach Stomach Stomach Stomach Stomach Esophagus Stomach Stomach Stomach Stomach Stomach Stomach Stomach Stomach Stomach Esophagus Stomach Stomach Stomach Stomach GEJ Stomach Stomach Stomach Stomach Esophagus Stomach Stomach Stomach Esophagus Stomach Esophagus > > > > 100 100 75 90 45 85 80 100 100 100 70 80 75 95 90 20 30 1 50 95 95 100 98 90 99 95 75 15 100 90 100 30 55 7 20 50 98 25 90 55 99 95 11 0 25 50 75 100 125 150 175 200 225 250 275 300 325 350 375 400 425 450 475 500 525 550 575 600 625 650 Study Days (C1D1 to End of Treatment Date) GEJ Defined as the predicted efficacious dosing range, based on preclinical studies Source: ESMO 2024 Notes: Data cut-off as of June 1, 2024; GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma 18 mg/kg x = Death

Preferred Term (all numbers are n(%)) Grade 1 Grade 2 Grade 3 Grade 4 Grade 5 All Grades Nausea 6 (14.0) 4 (9.3) 1 (2.3) - - 11 (25.6) Anemia 2 (4.7) 5 (11.6) 3 (7.0) - - 10 (23.3) White blood cell count decreased 4 (9.3) 3 (7.0) 3 (7.0) - - 10 (23.3) Vomiting 4 (9.3) 2 (4.7) 1 (2.3) - - 7 (16.3) Decreased appetite 3 (7.0) 2 (4.7) 1 (2.3) - - 6 (14.0) Alanine aminotransferase increased 2 (4.7) 2 (4.7) 1 (2.3) - - 5 (11.6) Aspartate aminotransferase increased 3 (7.0) - 2 (4.7) - - 5 (11.6) Gamma-glutamyl transferase increased 1 (2.3) 3 (7.0) 1 (2.3) - - 5 (11.6) Neutrophil count decreased 1 (2.3) 3 (7.0) 1 (2.3) - - 5 (11.6) Infusion related reaction 1 (2.3) 2 (4.7) 1 (2.3) - - 4 (9.3) Lymphocyte count decreased - - 4 (9.3) - - 4 (9.3) Fatigue 2 (4.7) 1 (2.3) - - - 3 (7.0) Headache 2 (4.7) 1 (2.3) - - - 3 (7.0) Hypoalbuminemia 2 (4.7) 1 (2.3) - - - 3 (7.0) Lipase increased 1 (2.3) 1 (2.3) 1 (2.3) - - 3 (7.0) Platelet count decreased 1 (2.3) 1 (2.3) - 1 (2.3) - 3 (7.0) Weight decreased 2 (4.7) 1 (2.3) - - - 3 (7.0) Treatment-related adverse events (TRAEs) occurring in >5% (n=43) No DLT was reported up to 15 mg/kg Q2W and 18 mg/kg Q3W, and MTD was not reached Most commonly reported TRAEs (>20% of subjects): Grade 1, 2 or 3 nausea (25.6%), anemia (23.3%), white blood cell count decreased (23.3%) 15 subjects (34.9%) experienced at least one Grade ≥ 3 TRAE with no Grade 5 TRAEs Most gastrointestinal TRAEs were Grade 1 or 2 and do not appear to be dose-related Source: ESMO 2024 Notes: Data cut-off as of June 1, 2024; DLT = dose-limiting toxicity; MTD = maximum tolerated dose; AE = adverse event; TRAE = treatment emergent adverse event; Q2W = every two weeks; Q3W = every three weeks Safety: Treatment Related AEs

Givastomig Yielded Responses Across Broader Claudin 18.2 Expression Drug Givastomig (bi-specific) Zolbetuximab (CLDN18.2 targeted mAb) Phase Phase 1 Phase 1 Phase 2 CLDN18.2 – Expression (Study Group) IHC ≥1+ in ≥1% cells IHC ≥1+ in ≥1% cells IHC ≥ 2+ in ≥ 50% cells Diagnosis Previously treated GC/GEJ/EAC Previously treated GC/GEJ Previously treated GC/GEJ/EAC Efficacy Evaluable (n) 43 15 43 ORR (%) 16% (7/43) Zero 9% (4/43) DCR (CR+PR+SD, %) 49% (21/43) 1 SD 23% (10/43) Source Givastomig poster #1017P ESMO 2024 U Sahin et al. European Journal of Cancer 100 (2018) 17e26 O Tureci et al. Annals of Oncology 30: 1487–1495, 2019 Notes: mAb = monoclonal antibody; ORR = objective response rate; DCR = disease control rate; CR = complete response; PR = partial response; SD = stable disease; GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal cancer; IHC = immunohistochemistry. Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes and other factors may impact the comparisons

Potential Differentiation of Givastomig from Other Claudin 18.2 Targeted Competitors Givastomig (bi-specific) Zolbetuximab (mAb)1 CMG901 (ADC)2 Mechanism of Action Bi-specific antibody designed to have 4-1BB activation in the presence of CLDN18.2 4-1BB agonism increases T cell expansion in the TME and may reinvigorate exhausted T cells Killing of CLDN18.2 tumor cells by ADCC and CDC CLDN18.2 targeted chemotherapy and direct killing by ADCC Lysis of tumor cells by toxin can release the tumor antigen to mediate immune response Efficacy ~16% monotherapy ORR in previously treated CLDN18.2+ GC/GEJ/EAC ~10% monotherapy ORR in previously treated CLDN18.2+ GC/GEJ/EAC1 33% monotherapy ORR in previously treated CLDN18.2+ GC/GEJ Safety <5% Grade 3 neutropenia <5% Grade 3 vomiting 22% Grade 3 vomiting1 20% Grade 3+ neutropenia 10% Grade 3 vomiting3 Claudin 18.2 Targetable Expression Extending to low levels of expression due to high affinity binding to CLDN18.2 Limited to higher CLDN-expressing tumors Likely limited to targeting high CLDN-expressing tumors 1) Annals of Oncology; 2) CMG901 is a CLDN18.2 ADC being developed globally by AstraZeneca; 3) ASCO Plenary Series 2023 Notes: TME = tumor microenvironment; ORR = objective response rate; GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; ADCC = antibody dependent cellular cytotoxicity; CDC = complement-dependent cytotoxicity. Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes and other factors may impact the comparisons

Eligibility: 1L unresectable or metastatic GC/GEJ/EAC HER2-negative CLDN18.2 ≥1+ on ≥1% of tumor cells Endpoints: Primary: Safety Secondary: Response rate: ORR, BoR, DoR Survival: PFS, OS PK/PD Dose Escalation Lead-In (n=5) Giva dose level 1 + nivo + mFOLFOX6 Q2W Dose Escalation (n=17) Dose Expansion (n=40) Dose Expansion Dose Level 2 (n=20) Selected Giva dose (or MAD/MTD) + nivo + mFOLFOX6 Q2W Dose Escalation (n=6) Giva dose level 2 + nivo + mFOLFOX6 Q2W Dose Escalation (n=6) Giva dose level 3 + nivo + mFOLFOX6 Q2W Dose Expansion Dose Level 3 (n=20) Selected Giva dose (or MAD/MTD) + nivo + mFOLFOX6 Q2W Dose escalation data expected 2H 2025; Dose expansion data expected 1H 2026 Notes: GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; FOLFOX6 = standard of care chemotherapy regimen; nivo = nivolumab; Q2W = every two weeks; Giva = givastomig; MAD/MTD = multiple ascending dose or maximum tolerated dose; ORR = objective response rate; PK = pharmacokinetic; PD = pharmacodynamic; BoR = best overall response; DoR = duration of response; PFS = progression free survival; OS = overall survival Givastomig Development Plan: Phase 1b Study Design for Combination with Nivolumab + Chemotherapy

Givastomig Potentially FIC & BIC Givastomig Potentially BIC Zolbetuximab4 Gastric Cancer HER2-negative2 CLDN18.2-positive3 250k 195k 137k PD-L1 CPS CLDN18.2 Level 100% >75% >1% 1L HER2-negative Gastric Cancer Therapeutic Landscape CLDN18.2 Gastric Cancer Market Opportunity Approximately 250,000 patients diagnosed with gastric cancer globally1 Markets include U.S., 5 E.U., and Japan in 2025 based on Data Monitor Biomed Tracker HER2-negative status of 78%. Van Cutsem E, Bang YJ, Feng-Yi F, et al. HER2 screening data from ToGA : targeting HER2 in gastric and gastroesophageal junction cancer. Gastric Cancer 2015;18(3):476-84 CLDN18.2 positive status of ~70%. Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035 VYLOY (zolbetuximab-clzb) FDA label Notes: CPS = combined positive score; BIC = best-in-class; FIC = first-in-class; 1L = first line 10% 1%

Markets include U.S., 5 E.U., and Japan by 2030 based on Data Monitor Biomed Tracker Pancreatic Cancer Market Size, Share, and Trends 2024 to 2034 Olympus Research Global and Wall Street Equity Research Represents CLDN18.2 prevalence within population; Ventana Assay Validation Report on file Ventana Assay Validation Report on file >70%4 Gastric Cancer ~$12Bn1 60-85%5 Pancreatic Ductal Adenocarcinoma ~$6Bn2 ~70%5 Cholangiocarcinoma ~$3Bn3 Ongoing Trial Clinical POC Market Opportunity Prevalence of CLDN18.2 Expression Significant Opportunity for CLDN18.2 Asset Class Beyond Gastric Cancer CLDN18.2 class has substantial estimated market potential in oncology by 2030

Givastomig, a Potential Best-in-Class Claudin 18.2 Therapeutic First CLDN18.2 asset tested with immuno-chemotherapy standard of care in 1L gastric cancer 4-1BB scFv CLDN18.2 Notes: scFv = single chain Fragment-variable region; 1L = first line High CLDN18.2 affinity with conditional 4-1BB activation Designed for lasting immune response across wide range of CLDN expression Response rate and tolerability stand out versus benchmarks Phase 1b dose escalation in 2H 2025; dose expansion data in 1H 2026

Uliledlimab (Targeting CD73) A potential best-in-class CD73 therapeutic Anti-CD73 CD73 Biology: CD73 is the rate-limiting enzyme and best target in the adenosine immunosuppressive pathway Key Advantages: Uliledlimab completely inhibits CD73 activity and the production of adenosine without the “hook effect”1 Development: Coordinated global development with TJ Bio Status: I-Mab development paused pending positive data from TJ Bio’s ongoing doublet study AACR 2021 Note: mNSCLC = metastatic non-small cell lung cancer; AMP = adenosine monophosphate; TJ Bio = TJ Biopharma

CD73 is the Rate-Limiting Enzyme in the Adenosine Immunosuppression Pathway All AMP pathways converge at CD73 to generate adenosine Advantages of targeting CD73 for cancer therapy: blocking CD73 activity leads to complete inhibition of the adenosine pathway. Known potential escape pathways (ATP, cyclic AMP, and nicotinamide adenine dinucleotide through separate biochemical pathways) exist when targeting upstream CD39 or downstream adenosine receptors. NAD+ ATP CD39 CD203a ADP CD38 ADPR CD39 AMP CD203a AMP ADO A1AR A2aAR A2bAR A3AR Canonical Alternative Multiple Pathways Multiple Receptors CD73 Rate-limiting Converging Source: I-MAB information on file Notes: ATP = adenosine triphosphate; NAD+ = nicotinamide adenine dinucleotide; ADP = adenosine diphosphate; ADPR = adenosine diphosphate ribose; AMP = adenosine monophosphate; ADO = aldehyde deformylating oxygenase

CD73 enzyme activity inhibition Dose-dependent CD73 inhibition without the “hook effect”2 Uliledlimab Designed to Inhibit CD73, Without a Hook Effect Open conformation (inactive) Closed conformation (active) Oleclumab1 Intra-dimer binding mode Inter-dimer binding mode Open conformation (inactive) Closed conformation (active) Unique intra-dimer binding through a C-terminus epitope Uliledlimab inhibits CD73 by binding to the C-terminus and preventing CD73 dimerization Oleclumab inhibits CD73 by binding to the N-terminus and preventing CD73 dimerization Uliledlimab CD73 enzyme activity inhibition Uliledlimab concentration Oleclumab concentration Uliledlimab CD73 dimer Oleclumab CD73 dimer Binding site Binding site Oleclumab (MEDI9447) was internally produced based upon the published sequence AACR 2021 Source: I-MAB information on file

Partial inhibition by inter-dimer binding mode Complete inhibition by intra-dimer binding mode Uliledlimab May Completely Inhibit CD73 Function in vitro Notes: Astra Zeneca is evaluating oleclumab in a Phase 3 study in patients with Stage III NSCLC Oleclumab (MEDI9447) was internally produced based upon the published sequence

Dose-Dependent Inhibition of CD73 and Tumor Growth by Uliledlimab Inhibition of CD73 activity and tumor growth in vivo is limited by oleclumab’s hook effect biology Inhibition of CD73 activity and tumor growth in vivo by uliledlimab is dose-dependent Source: Data on file (IMAB), based on in vivo study on a PDX mouse model of NSCLC (LU5212, Crown Bioscience) in which CD73 inhibition in tumor was evaluated using an enzyme-histochemistry assay Oleclumab (MEDI9447) was internally produced based upon the published sequence. PDX = patient derived xenograft mouse model

Safety profile of combination comparable to CPI monotherapy studies Uliledlimab + Toripalimab Data Support Patient Selection Based on CD73 Expression and Show Manageable Toxicity Well tolerated up to the highest doses tested (45mg/kg Q3W), without MTD Most TRAEs/AEs were Grade 1 or 2 ORR% (n) PD-L1 All PD-L1>1% CD73High 53% (10/19) 63% (10/16) CD73Low 18% (8/45) 20% (5/25) Pembro (KN-042) PD-L1>1% NA 27% (174/637) Phase 2 ORR data from front-line NSCLC Cohort* Safety observations for uliledlimab, administered to >200 patients in combination studies with CPIs Notes: ORR = objective response rate; MTD = maximally tolerated dose; Q3W = every three weeks; AE = adverse events; CPI = checkpoint inhibitors; TRAEs = treatment-related adverse events; ASCO 2023 = the American Society of Clinical Oncology 2023 Annual Meeting; toripalimab (used in this study) = Approved/China and the US (Shanghai Junshi Biosciences/Coherus Biosciences) *Patient disposition based on ASCO 2023 Poster from a cohort of 70 enrolled patients with unresectable/metastatic disease, including 67 efficacy evaluable and 64 patients who received at least one post baseline tumor assessment per iRECIST. Overall study (up to n=190) enrolled 5 cohorts (3 NSCLC sub-types, 1 ovarian, 1 all comers): data in this deck are from the treatment naïve, Stage IV NSCLC patients

Most Tumors Decreased in Size Notes: Response definitions per iRECIST criteria. PR = partial response; SD = stable disease; PD = progressive disease; BOR = best overall response Source: ASCO 2023 Poster Early Phase 2 Data in Treatment-Naïve NSCLC Patients

18 of 21 treatment naïve NSCLC patients with an objective response remained on treatment with a median follow-up of 10.8 months Most Responses were Durable Notes: Response definitions per iRECIST criteria. PR = partial response; SD = stable disease; PD = progressive disease; iUPD = unconfirmed progressive disease Source: ASCO 2023 Poster

Molecular Design: Molecule binds to PD-L1 for activation of 4-1BB in the TME Implications: Mitigation of liver toxicity and systemic immune response Enhancement of anti-tumor immunity and re-invigoration of exhausted T cells1 Development: Co-development with ABL Bio Combinations will require maximizing the therapeutic index Implications: Further testing of additional doses and interval administration to maximize the therapeutic index Ragistomig (ABL503) targeting PD-L1 and 4-1BB A novel bispecific integrates PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator 4-1BB scFv PD-L1 IgG JITC 2021 Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment

Phase 1 Data Support Further Development as a Monotherapy and in Combination with Other Agents Overview: 44 efficacy evaluable patients (53 enrolled) with advanced or relapsed/refractory solid tumors (NCT04762641) 64.2% (34/53) of patients enrolled had at least three prior lines of systemic anti-cancer treatment Efficacy Results at 3 and 5 mg/kg Q2W: Objective Response Rate (ORR) of 26.9% (7/26), Clinical Benefit Ratio (CBR) of 69.2% (18/26) One CR, six PRs, eleven SDs 71.4% of responders had received prior anti-PD-(L)-1 inhibitors The CR was observed in a heavily pretreated ovarian cancer patient dosed at 3 mg/kg (seven lines of prior therapy) Conclusion: Compelling clinical data in checkpoint inhibitor relapsed/refractory and IO naïve patients Treatment Duration (Days) CR start PR start On-going PD start 0.7 mg 2 mg/kg 2 mg 3 mg/kg 7 mg 5 mg/kg 0.3 mg/kg 7 mg/kg 1 mg/kg 10 mg/kg Source: ASCO 2024 Notes: Data cut-off as of April 19, 2024. CR = complete response; PR = partial response; PD = progressive disease; SD = stable disease; IO = Immuno-oncology; Q2W = every two weeks

Manageable Safety Profile MTD established with 7 mg/kg every two-week dosing Most common TRAEs were increased ALT and increased AST None of the transaminase elevations were accompanied by clinically significant, treatment-related bilirubin increases Grade ≥ 3 ALT or AST increases occurred in 24.5% (13/53) of patients and improved with corticosteroids or ragistomig treatment interruption No cytokine release syndrome occurred, and one infusion-related reaction occurred at 5 mg/kg (Grade 2) ABL503 monotherapy Demography All patients (N = 53) All grades, n(%) Grade ≥ 3, n(%) Any TRAE 40 (75.5) 22 (41.5) TRAE occurring in ≥ 10% of patients Alanine aminotransferase increased 17 (32.1) 12 (22.6) Aspartate aminotransferase increased 16 (30.2) 11 (20.8) Pyrexia 8 (15.1) 1 (1.9) Nausea 7 (13.2) - Rash 7 (13.2) 2 (3.8) Fatigue 6 (11.3) 1 (1.9) Platelet count decreased 6 (11.3) 1 (1.9) Source: ASCO 2024 poster, Table 2 Notes: Data cut-off as of April 19, 2024. MTD = maximally tolerated dose; TRAE = treatment-related adverse events; ALT = alanine aminotransferase; AST = aspartate aminotransferase

Ragistomig Results Compared to Acasunlimab Phase 1 Ragistomig (ABL503) Acasunlimab (GEN1046) Phase Phase 1 (NCT04762641) Phase 1 (NCT03917381) Treatment Monotherapy 0.7 mg – 10 mg/kg, Q2W Monotherapy 25 – 1,200 mg, Q3W Diagnosis Advanced or refractory solid tumors Advanced or refractory solid tumors Efficacy Evaluable 26 (sum of 3 mg/kg and 5 mg/kg) 61 (25 – 1,200 mg) 30 (80 – 200 mg) ORR 26.9% (7/26) 6.6% (4/61) 13.3% (4/30, 80 – 200 mg) DCR (CR+PR+SD) 69.2% (18/26) 65.6% (40/61) Safety Grade 3 AST / ALT: 24.5% (13/53) Grade 3 AST / ALT: 10% Source Ragistomig poster ASCO 2024 Cancer Discovery 2022 Notes: ASCO 2024 = American Society for Clinical Oncology Annual Meeting; ORR = objective response rate; DCR = disease control rate; CR complete response; PR = partial response; SD = stable disease; AST = aspartate aminotransferase; ALT = alanine aminotransferase; Q2W = every two weeks. Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons

Cash, cash equivalents and short-term investments as of September 30, 2024, were $184.4M Cash position expected to fund givastomig Phase 1b studies and further development initiatives into 2027 Issued and outstanding ordinary shares of 187.5M representing the equivalent of 81.5M ADSs1 as of September 30, 2024 Upcoming Clinical Readouts Across Portfolio Programs Selected Financial Information Anticipated Upcoming Milestones Timing Program Milestone 2H 2025 Givastomig Phase 1b GC/GEJ/EAC dose escalation data Topline data from combination with nivolumab plus chemo 1H 2026 Givastomig Phase 1b GC/GEJ/EAC dose expansion data Topline data from combination with nivolumab plus chemo 2026 Uliledlimab Phase 2 PFS data from uliledlimab + toripalimab Randomized study against pembrolizumab alone or toripalimab alone (TJ Bio China-only data) Ongoing Ragistomig Phase 1b dose expansion enrolling Additional cohorts to expand the therapeutic index Assuming the conversion of all ordinary shares into ADSs Notes: GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; PFS = progression free survival; TJ Bio = TJ Biopharma

I-Mab Biopharma IR Contact Tyler Ehler Sr. Director, Investor Relations IR@imabbio.com Stay connected